UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

JFrog Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M6191J 100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6191J 100	Page 2

1	NAME OF REPORTING PERSON: Gemini Israel V Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,578,933
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,578,933

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,578,933
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 13.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): FI

(1)

Based on 91,193,180 of the Issuer’s ordinary shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J 100	Page 3

1	NAME OF REPORTING PERSON: Gemini Capital Associates V L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,578,933
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,578,933

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,578,933
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 13.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): FI

(1)

Based on 91,193,180 of the Issuer’s ordinary shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J 100	Page 4

1	NAME OF REPORTING PERSON: Gemini Capital Associates V GP Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,578,933
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,578,933

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,578,933
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 13.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): FI

(1)

Based on 91,193,180 of the Issuer’s ordinary shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J 100	Page 5

1	NAME OF REPORTING PERSON: Gemini Partners Investors V L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-4456892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 127,060
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 127,060

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 127,060
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): FI

(1)

Based on 91,193,180 of the Issuer’s ordinary shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J 100	Page 6

1	NAME OF REPORTING PERSON: Gemini Israel Funds IV Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 156,278
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 156,278

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 156,278
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): FI

(1)

Based on 91,193,180 of the Issuer’s ordinary shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J 100	Page 7

1	NAME OF REPORTING PERSON: Menashe Ezra I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,705,993
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,705,993

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,705,993
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 13.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 91,193,180 of the Issuer’s ordinary shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J 100	Page 8

1	NAME OF REPORTING PERSON: Yossi Sela I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,705,993
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,705,993

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,705,993
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 13.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 91,193,180 of the Issuer’s ordinary shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

Item 1

(a) Name of Issuer:

JFrog Ltd.

(b) Address of Issuer’s Principal Executive Offices:

270 E. Caribbean Drive

Sunnyvale, California 94089

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Gemini Israel V Limited Partnership

Gemini Capital Associates V L.P.

Gemini Capital Associates V GP Ltd.

Gemini Partners Investors V L.P.

Gemini Israel Funds IV Ltd.

Menashe Ezra

Yossi Sela

(b) Address or principal business office or, if none, residence:

The principal business address of each Reporting Person is:

c/o Gemini Israel Ventures

1 Abba Eban Avenue

Merkazim 2001, Bldg A, 3rd Floor

Herzliya Israel

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2-8 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e) CUSIP No.:

M6191J 100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2—8 of this Schedule, which responses are incorporated by reference herein.

Gemini Capital Associates V LP (Gemini Associates LP) is the general partner of Gemini Israel V Limited Partnership (Gemini V) and Gemini Capital Associates V GP, Ltd. (Gemini Associates GP) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. (Gemini Israel) is the general partner of Gemini Partners Investors V L.P. (Gemini Partners). Menashe Ezra and Yossi Sela are the managing partners of Gemini Associates GP and Gemini Israel.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

GEMINI ISRAEL V LIMITED PARTNERSHIP

By: GEMINI CAPITAL ASSOCIATES V GP LTD.
Its: General Partner

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI CAPITAL ASSOCIATES V L.P

By: GEMINI CAPITAL ASSOCIATES V GP LTD.
Its: General Partner

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI CAPITAL ASSOCIATES V GP LTD.

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI PARTNERS INVESTORS V L.P.

By: GEMINI ISRAEL FUNDS IV, LTD.
Its: General Partner

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

GEMINI ISRAEL FUNDS IV LTD.

By:	/s/ Yossi Sela	By:	/s/ Menashe Ezra
Name:	Yossi Sela	Name:	Menashe Ezra
Title:	Managing Partner	Title:	Managing Partner

/s/ Menashe Ezra
Menashe Ezra

/s/ Yossi Sela
Yossi Sela